FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2022

Commission File Number: 001-35025

PERFORMANCE SHIPPING INC.
(Translation of registrant’s name into English)

373 Syngrou Avenue
175 64 Palaio Faliro
Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On June 1, 2022, Performance Shipping Inc. (the “Company”) completed its public offering (the “Offering”) of 7,620,000 units of the Company, each unit consisting of (i) one common share, par value $0.01 per share (a “Common Share”) or a pre-funded warrant to purchase one Common Share at an exercise price equal to $0.01 per Common Share (a “Pre-Funded Warrant”), and (ii) one Class A Warrant to purchase one common share at an exercise price equal to $1.05 per Common Share (a “Class A Warrant”), at a public offering price of $1.05 per unit.

At the time of the closing, the underwriters exercised and closed on part of their over-allotment option, and purchased Class A Warrants to purchase 890,500 Common Shares.

Attached to this report on Form 6-K as Exhibit 1.1 is a copy of the Underwriting Agreement dated May 27, 2022 between the Company and Maxim Group LLC, as representative of the underwriters listed on Schedule A therein.

Attached to this report on Form 6-K as Exhibit 4.1 is a copy of the Warrant Agency Agreement, dated June 1, 2022, among the Company, Computershare Inc. and Computershare Trust Company, N.A.

Attached to this report on Form 6-K as Exhibit 4.2 is a copy of the form of Class A Warrant.

Attached to this report on Form 6-K as Exhibit 4.3 is a copy of the form of Pre-Funded Warrant.

Attached to this report on Form 6-K as Exhibit 99.1 is a copy of the press release of the Company dated May 27, 2022 titled “Performance Shipping Inc. Announces Pricing of $8.0 Million Underwritten Public Offering”.

The Company has 10,395,030 Common Shares issued and outstanding as of the date hereof, reflecting the full exercise of Pre-Funded Warrants issued in the Offering.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-197740), filed with the U.S. Securities and Exchange Commission (the “SEC”) with an effective date of August 13, 2014, and the Company’s registration statement on Form F-3 (File No. 333-237637), filed with the SEC with an effective date of April 23, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERFORMANCE SHIPPING INC. (Registrant)

Dated: June 2, 2022

/s/ Andreas Michalopoulos By: Andreas Michalopoulos Chief Executive Officer